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10035949

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67498

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

GREENMOOR FINANCIAL GROUP, L.L.C.

SEC Mail Mail Processing Section

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAR 01 2010

200 South Wacker Drive, 19th Floor
(No. and Street)

Washington, DC

Chicago | Illinois | 60606
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Collin Carrico (312) 960-6701
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 | Chicago | Illinois | 60604
(Address) | (City) | (State) | (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SP 3/15/10

OATH OR AFFIRMATION

I, COLLIN CARRICO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GREENMOOR FINANCIAL GROUP, L.L.C.., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Official Seal
Yanira Yanireth Sanchez
Notary Public State of Illinois
My Commission Expires 04/01/2012

Signature

Principal
Title

Subscribed and sworn to before me this

24 day of February, 2010

Notary Public

This report** contains (check all applicable boxes)

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Greenmoor Financial Group, L.L.C.

We have audited the accompanying statement of financial condition of Greenmoor Financial Group, L.L.C. as of December 31, 2009, and the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greenmoor Financial Group, L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2010

GREENMOOR FINANCIAL GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$	353,492
Receivable from broker-dealer		1,847,424
Software developed for internal use, net of accumulated amortization of $638,183		2,962,720
Equipment, furniture and fixtures, net of accumulated depreciation of $190,336		600,529
Other receivable		384,790
	$	6,148,955

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	350,607
Payable to broker-dealer		249,281
Commissions payable		360,347
		960,235
Member's Equity		5,188,720
	$	6,148,955

See accompanying notes.

GREENMOOR FINANCIAL GROUP, L.L.C.

STATEMENT OF OPERATIONS
Year Ended December 31, 2009

Revenues		
Commissions	$	32,618,863
Other income		2,802,810
Interest		32,595
		35,454,268
Expenses		
Clearing, execution, exchange and regulatory fees		4,921,928
Commissions		10,664,843
Commissions to members of Greenmoor Holdings, L.L.C.		11,000,000
Errors		128,134
Office expense		394,919
Technology expenses		2,327,610
Employee expenses		1,058,067
Professional fees		679,017
Travel and entertainment		607,979
Depreciation and amortization		665,454
Other		172,486
		32,620,437
Net income	$	2,833,831

See accompanying notes.

GREENMOOR FINANCIAL GROUP, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2009

Balance, January 1, 2009	$	2,716,848
Member's withdrawals		(361,959)
Net income		2,833,831
Balance, December 31, 2009	$	5,188,720

See accompanying notes.

GREENMOOR FINANCIAL GROUP, L.L.C.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

Operating Activities		
Net income	$	2,833,831
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		665,454
Changes in operating assets and liabilities:		
Receivable from broker-dealer		(1,528,379)
Accounts receivable		10,000
Other receivable		(384,790)
Accounts payable and accrued expenses		217,230
Commissions payable		360,347
Payable to broker-dealer		249,281
Net Cash Provided by Operating Activities		2,422,974
Investing Activities		
Software developed for internal use		(2,018,008)
Equipment, furniture and fixtures		(263,408)
Net Cash Used in Investing Activities		(2,281,416)
Financing Activities		
Member's capital withdrawals		(361,959)
Net Cash Used in Financing Activities		(361,959)
Net Decrease in Cash		(220,401)
Cash, Beginning of Year		573,893
Cash, End of Year	$	353,492

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2009

1. Organization and Business

Greenmoor Financial Group, L.L.C. (the "Company"), was organized in the State of Delaware as a limited liability company on August 24, 2006 and is wholly owned by Greenmoor Holdings, L.L.C. The Company is a registered securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company solicits and accepts orders to buy or sell securities and equity options but does not accept money or other assets to support such orders.

2. Summary of Significant Accounting Policies

Revenue Recognition
Income is generated from commissions received from other broker-dealers based on volume of trades from customers introduced by the Company.

Software Developed for Internal Use
Software developed for internal use is amortized on a straight line basis over the estimated useful life of three to five years.

Equipment, Furniture and Fixtures
Equipment, furniture and fixtures are carried at cost less accumulated depreciation. Depreciation is computed using straight line methods over a period of three to five years. Depreciation for the year ending December 31, 2009 was $124,529.

Income Taxes
For income tax reporting purposes, the Company is a limited liability company, therefore, no federal income tax is provided in the Company's financial statements and the members will be responsible for income taxes, if any, on an individual basis.

The Company adopted FASB Interpretation No. 48 ("FIN 48") as of January 1, 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109 Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under Statement No. 5, Accounting for Contingencies. SFAS No. 5 requires the Partnership to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FIN 48 on its financial position and results of operations will have an immaterial effect on its financial statements.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $250,000. At December 31, 2009 the Company had net capital and net capital requirements of $925,490 and $250,000, respectively.

4. Credit Concentration

During 2009, a significant credit concentration consisted of cash deposited in one bank with deposits in excess of the Federal Deposit Insurance Corporation insured limit of $250,000. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

5. Commitments

The Company has entered into a lease agreement for office space, which expire on April 30, 2015. Rent expense for the year 2009 amounted to $394,920. At December 31, 2009, the aggregate minimum annual rental commitments under this lease are as follows:

Year Ending December 31		Amount
2010	$	427,179
2011	$	440,005
2012	$	453,208
2013	$	466,713
2014	$	480,746
2015	$	161,833

6. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157") as of January 1, 2008, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At December 31, 2009, the Company did not have any level 1, level 2 or level 3 investments.

7. Computer Software, Application Development

The Company has adopted the American Institute of Certified Public Accountants Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, during the preliminary project and post implementation/operation, costs are expensed in the period they are incurred. During the application development costs incurred are capitalized. The amount of application development costs capitalized and considered operational at December 31, 2009 amounted to $3,600,903. The related amortization expense for 2009 is $540,925.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GREENMOOR FINANCIAL GROUP, L.L.C.** as of **December 31, 2009**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)				$ 5,188,721	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital				$ 5,188,721	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities				$ 5,188,721	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 4,263,231	[3540]		
	1. Additional charges for customers' and non-customers' security accounts			[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts			[3560]		
	B. Aged fail-to-deliver			[3570]		
	1. Number of items	[3450]				
	C. Aged short security differences- less reserved of	[3460]		[3580]		
	2. Number of items	[3470]				
	D. Secured demand note deficiency			[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges			[3600]		
	F. Other deductions and/or charges			[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)			[3615]		
	H. Total deduction and/or charges				$ (4,263,231)	[3620]
7.	Other additions and/or allowable credits (List)					[3630]
8.	Net Capital before haircuts on securities positions				$ 925,490	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments			[3660]		
	B. Subordinated securities borrowings			[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptance, certificates of deposit, and commercial paper			[3680]		
	2. U.S. and Canadian government obligations			[3690]		
	3. State and municipal government obligations			[3700]		
	4. Corporate obligations			[3710]		
	5. Stocks and warrants			[3720]		
	6. Options			[3730]		
	7. Arbitrage			[3732]		
	8. Other securities			[3734]		
	D. Undue concentration			[3650]		
	E. Other (List)			[3736]	$	[3740]
10.	Net Capital				$ 925,490 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Receivable from broker-dealer	$ 675,539
Software developed for internal use, net of amortization	2,962,720
Equipment, furniture & fixtures, net of depreciation	600,529
Other assets	$ 24,443
	4,263,231

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GREENMOOR FINANCIAL GROUP, L.L.C.** as of **December 31, 2009**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 64,016	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 250,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 250,000	[3760]
14.	Excess net capital (line 10 less 13)			$ 675,490	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 625,490	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 960,235	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				[3838]
19.	Total aggregate indebtedness			$ 960,235	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			% 103.75	[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ -	[3760]
25.	Excess net capital (line 10 less 24)	$ -	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)		[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GREENMOOR FINANCIAL GROUP, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

GREENMOOR FINANCIAL GROUP, L.L.C.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 December 31, 2009

The Company did not handle any proprietary accounts of introducing brokers for the year ended December 31, 2009 and does not have any PAIB accounts.

GREENMOOR FINANCIAL GROUP, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 December 31, 2009

The Company did not handle any customer cash or securities for the year ended December 31, 2009 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Greenmoor Financial Group, L.L.C.

In planning and performing our audit of the financial statements of Greenmoor Financial Group, L.L.C. (the "Company") for the year ended December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2010



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Greenmoor Financial Group, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of assessment and payments for the Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Greenmoor Financial Group, L.L.C. (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and work papers supporting the adjustments, noting an arithmetical error which resulted in an overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

February 24, 2010

GREENMOOR FINANCIAL GROUP, L.L.C.

Schedule of Assessment and Payments
Form SIPC 7T
Period Ended December 31, 2009

	Amount	Payment Date
SIPC 7T annual general assessment	$ 46,843	
SIPC 4 payment	150	1/1/2009
SIPC 6 payment	21,681	7/24/2009
SIPC 7T payment	25,475	2/19/2010
Total payments	47,306	
Amount due/(Overpayment)	$ (463)	

GREENMOOR FINANCIAL GROUP, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009